_____________________________________________________________________ _________________________________________________________________________________________________ Northfield Bancorp • 581 Main Street, Suite 810, Woodbridge, NJ 07095 • (732) 499-7200 • www.eNorthfield.com September 17, 2024 VIA EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C 20549 Re: Northfield Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarterly Period Ended June 30, 2024 File No. 001-35791 Set forth below are the comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s comment letter dated September 6, 2024, regarding the above- referenced filings, as well as the responses of Northfield Bancorp, Inc. (“Northfield”) to the comments. Comment 1 Form 10-K for the Fiscal Year Ended December 31, 2023 Item 1. Business Lending Activities, page 4   1. We note your disclosure that your principal lending activity is the origination of multifamily real estate loans and, to a lesser extent, other commercial real estate loans and that these loans comprise approximately 65% and 22%, respectively, of your total loan portfolio as of December 31, 2023. Given the significance of these loans in your total loan portfolio, please revise your disclosure, in future filings, to further disaggregate the composition of these loans into owner occupied and non-owner occupied and other characteristics (e.g., current weighted average and/or range of loan- to-value ratios, occupancy rates, etc.) by loan category which would be material to an investor’s understanding of these loans. Response: Northfield acknowledges the Staff’s comment. Northfield intends to revise its disclosures relating to its multifamily loans and other commercial real estate (CRE) loans to address the Staff’s comment to further disaggregate the composition of these loans into owner occupied and non-owner occupied and other material characteristics, as appropriate (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) by loan category. The revisions will be made in future filings beginning no later than its Quarterly Report on Form 10-Q for the quarter ending September 30, 2024.

Comment 2 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of Financial Condition at December 31, 2023 and 2022, page 54   2. We note that as of December 31, 2023, non-owner occupied commercial real estate loans (as defined by regulatory guidance) to total risk-based capital was estimated at approximately 456% and further, that management has implemented appropriate risk management practices, including risk assessments, board-approved underwriting policies and related procedures, which include monitoring Bank portfolio performance, performing market analysis (economic and real estate), and stressing of the Bank’s commercial real estate portfolio under severe, adverse economic conditions. Please revise your disclosures, in future filings, to further expand on the details of the risk management processes that have been implemented, including any specific details of underwriting or other policy changes, actions taken and frequency of assessments performed by management in response to the current environment. Please also revise, in future filings, the related disclosure in the first Risk Factor on page 31 as appropriate, for example to address any ‘additional policies or procedures’ that have been or are expected to be adopted. Response: Northfield acknowledges the Staff’s comment. Northfield intends to revise its disclosures with regard to our loan concentration risk management practices. We will expand on the details of the loan risk management processes that have been implemented, including details of underwriting or policy changes, actions taken and frequency of assessments performed by management in response to the current environment that would be material to an investor’s understanding of our loan risk management processes. The revisions will be made in future filings beginning no later than its Annual Report on Form 10-K for the year ending December 31, 2024. To the extent Northfield makes any significant changes to underwriting or policy changes in response to the current environment during the quarter, Northfield will update its disclosures in quarterly filing beginning no later than its Quarterly Report on Form 10-Q for the quarter ending September 30, 2024. In addition, Northfield intends to revise the first Risk Factor on page 31, as appropriate, which would be material to an investor’s understanding of our commercial real estate portfolio. including additional policies or procedures that have been or are expected to be adopted. Comment 3 Form 10-Q for the Quarterly Period Ended June 30, 2024 Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Asset Quality, page 53   3. We note that you previously disclosed and disaggregated your commercial real estate loans held-for-investment balance by property/borrower type on page 8 in your Form 10-K for the Fiscal Year Ended December 31, 2023; however, similar information is not provided here. In your future quarterly filings please include disclosure, disaggregating your CRE loans by property/borrower type.

Response: Northfield acknowledges the Staff’s comment. Northfield intends to revise its disclosures relating to its CRE loan portfolio (excluding multifamily) to include similar disclosures of disaggregated CRE loans held-for-investment balance by property type on page 8 in our Form 10-K for the Fiscal Year Ended December 31, 2023. The revisions will be made in future filings beginning no later than its Quarterly Report on Form 10-Q for the quarter ending September 30, 2024. * * * * * Northfield appreciates the Staff’s comments and believes the foregoing provides a complete response to your letter. Please contact me directly (732) 499-7200 ext. 2519 if you have any questions or require any additional information. Very truly yours, Northfield Bancorp, Inc. /s/ William R. Jacobs William R. Jacobs Executive Vice President and Chief Financial Officer